c m 9/13





05044074

UNITED STATES AM 9-12-2005
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51343

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/04 (MM/DD/YY) AND ENDING 06/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Leader Capital Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

121 SW Morrison, Suite 425
(No. and Street)

Portland,	OR	97204
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John E. Lekas — (503) 294-1010
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Williamson & Associates, LLP
(Name — *if individual, state last, first, middle name)*

One SW Columbia, Suite 625	Portland	OR	97258-2002
(Address)	(City)	(State)	(Zip Code)


SEC MAIL
RECEIVED
PROCESSING
AUG 3 1 2005
WASH. D.C.
185
SECTION

PROCESSED
SEP 1 4 2005
THOMSON
FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-00)

Persons who to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John E. Lekas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Leader Capital Corporation, as of June 30, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



OFFICIAL SEAL
CANDY L. DILLON
NOTARY PUBLIC-OREGON
COMMISSION NO. 352479
MY COMMISSION EXPIRES DEC. 6, 2005

Signature

President

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TABLE OF CONTENTS

To the Board of Directors
Leader Capital Corporation
Portland, Oregon

We have audited the accompanying balance sheet of Leader Capital Corporation as of June 30, 2005, and the related statements of operations, changes in stockholder equity, and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Leader Capital Corporation at June 30, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. This information is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

This report is intended solely for the information and use of the Securities and Exchange Commission (SEC), National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used and should not be used by anyone other that these specified parties.

Williams & Associates, LLP

August 25, 2005

LEADER CAPITAL CORPORATION

BALANCE SHEET

For the year ended June 30, 2005

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	73,282
Receivables from clearing organization		17,934
Income tax receivable		20,628
Prepaid expenses		4,981
Total current assets		116,825
OTHER ASSETS		
Occupancy fee overpayment		3,087
Deferred income taxes		85,166
Due from related entity		86,994
Total other assets		175,247
TOTAL ASSETS	$	292,072

LIABILITIES AND STOCKHOLDER EQUITY

CURRENT LIABILITIES		
Accounts payable	$	8,318
STOCKHOLDER EQUITY		
Common stock - authorized 1,000 shares of no par value; issued and outstanding 100 shares		1,000
Additional paid-in capital		394,773
Retained earnings		(112,019)
Total stockholder equity		283,754
TOTAL LIABILITIES AND STOCKHOLDER EQUITY	$	292,072

See auditors' report and notes to financial statements

LEADER CAPITAL CORPORATION

STATEMENT OF OPERATIONS

For the year ended June 30, 2005

REVENUE	
Commissions	$ 365,370
Investment income	161,844
Managed account fees	24,411
Total revenues	551,625
OPERATING EXPENSE	
Broker dealer licenses and registration	10,840
Commission and clearing fund	6,640
Other expenses	10,698
Total operating expenses	28,178
Income from operations	523,447
OTHER INCOME (EXPENSE)	
Interest expense	(577)
Profit share	(281,833)
Management fee	(144,565)
Occupancy fees	(394,533)
Total other income (expense)	(821,508)
NET LOSS BEFORE TAXES	(298,061)
INCOME TAX PROVISION	105,211
NET LOSS	$ (192,850)

See auditors' report and notes to financial statements

LEADER CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER EQUITY

For the year ended June 30, 2005

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at June 30, 2004	1,000	294,773	80,831	376,604
Net loss	-	-	(192,850)	(192,850)
Shareholder Contribution	-	100,000	-	100,000
Balance at June 30, 2005	$ 1,000	$ 394,773	$ (112,019)	$ 283,754

See auditors' report and notes to financial statements

LEADER CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

For the year ended June 30, 2005

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(192,850)
Adjustments to reconcile net loss to net cash used by operating activities:		
(Increase) decrease in assets:		
Receivables from clearing organization		5,632
Income tax receivable		25,484
Prepaid expenses		(425)
Occcupancy fee overpayment		(3,087)
Increase (decrease) in liabilities:		
Accrued Expenses		(1,880)
Income taxes payable		(23,574)
Deferred income taxes		(84,594)
Due to related entity		65,908
Net cash used by operating activities		(209,386)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from additional paid in capital		100,000
Net cash provided by financing activities		100,000
NET DECREASE IN CASH		(109,386)
CASH, BEGINNING OF YEAR		182,668
CASH, END OF YEAR	$	73,282

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Schedule of non-cash investing and financing transactions:

Supplemental Disclosure of Cash Flow Information - Cash paid during the period for income taxes	$	10

LEADER CAPITAL CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2005

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

BUSINESS ACTIVITY

Leader Capital Corporation (the "Company") is an Oregon corporation formed in 1997. In 1999, the Company registered with both the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. as a broker/dealer, pursuant to the relevant provisions of the Securities Exchange Act of 1934, as amended. On July 1, 2001, the Company reorganized into two separate entities comprised of a broker/dealer (Leader Capital Corporation) and a management and advisory entity (Leader Capital Investments, Inc.) as described in the related party transactions footnote.

CASH AND CASH EQUIVALENTS

For purposes of the statement of cash flows, the Company considers cash and cash equivalents to include all time deposits, money market accounts, repurchase agreements and highly liquid investments purchased with original maturities of three months or less at the date of purchase. At June 30, 2005, cash balances included approximately $5,140 in money market funds.

SECURITIES TRANSACTIONS

Security transactions and related commission revenue and expense are recorded on a trade date basis. Differences between trade date and settlement date, if any, are not significant.

Fees for managed accounts are received quarterly, but are recognized as earned over the term of the contract.

INCOME TAX

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are provided for the temporary differences in basis of the Company's assets and liabilities and their reported amounts. These differences relate principally to the income recognition differences of the accrual method used for financial reporting purposes and the cash method used for income tax reporting purposes. Deferred tax assets and liabilities are determined based on the enacted rates that are expected to be in effect when these differences are expected to reverse. Deferred tax expense or benefit is the result of the changes in the deferred tax assets and liabilities.

USE OF ESTIMATES

The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

LEADER CAPITAL CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2005

RECEIVABLES FROM CLEARING ORGANIZATION

Receivables from clearing organization represent amounts owed to the Company by its clearing agent, First Allied Securities, at June 30, 2005.

INCOME TAXES

For the year ended June 30, 2005, the Company's income tax provision consists of the following components:

	2005
Current income tax expense (benefit):	
Federal – net operating loss carry-back	$ (20,628)
State	10
	(20,618)
Deferred income tax expense (benefit):	
Federal	(65,381)
State	(19,212)
	(84,593)
Income tax provision	$ 105,211

The net deferred tax liabilities and assets in the accompanying balance sheet at June 30, 2005, include the following components:

	2004
Current	
Deferred tax liability	$ (7,184)
Non-Current	
Deferred tax asset	92,350
	$ 85,166

Taxes provided differ from the federal effective rates for the period ended June 30, 2005 primarily due to timing differences that result from using the accrual method for accounting for book purposes and the cash method for income tax purposes.

The Company has a Federal net operating loss carry-forward of $200,102 expiring in 2024 and, a State of Oregon net operating loss carry-forward of $386,410 expiring through 2015 available to offset future taxable income.

LEADER CAPITAL CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2005

RELATED PARTY TRANSACTIONS

The stockholder of the Company also owns a majority interest in a related entity, Leader Capital Investments, Inc. (Leader Investments). This entity provides the Company with professional management and investment advisory services.

Leader Investments provides management services to the Company. For the year ended June 30, 2005 a $144,565 management fee was paid. Leader Investments also is reimbursed by the Company for its share of lease and related office expenses. For the year ended June 30, 2005 occupancy fees totaled $407,010 of which $808 was accrued. In addition a $3,087 receivable was recorded for an occupancy fee overpayment. Leader Investments pays Leader Capital Corporation a user fee for the management rights to their clients. For the year ended June 30, 2005 a user fee was not paid due to decreased profits. In addition, Leader Capital Corporation pays Leader Investments a profit sharing expense based upon net income earned by the broker/dealer activities. For the year ended June 30, 2005 a $281,833 profit share was assessed. Leader Capital Corporation also agreed to broker specific transactions for Leader Investments. No such transaction occurred during the year ended June 30, 2005. The Company plans to terminate its management agreement and take over its own management prior to December 31, 2005.

Leader Capital Corporation collects and will disburse to investors of Leader Partners II lawsuit settlements from investments the partnership owned prior to its dissolution. At June 30, 2005 Leader Capital Corporation held $- of such funds to disburse. Although it disbursed $23,574 of such funds during the year.

OPERATING LEASE

The Company has one operating lease of its facilities, payable subject to periodic operating expense adjustments. The lease expires July, 31, 2006.

Future minimum payments required under the operating lease are as follows:

Year ending June 30, 2006	$ 45,492
2007	3,791
	$ 49,283

CONCENTRATION OF CREDIT RISK

The company maintains cash deposits at one bank, which throughout the year periodically exceeds federally insured deposit limits of $100,000. At year end the company did not have balances in excess of $100,000.

LEADER CAPITAL CORPORATION

NOTES TO THE FINANCIAL STATEMENTS

June 30, 2005

CONCENTRATION OF CREDIT RISK (CONTINUED)
For the year ended June 30, 2005, two customers represented approximately $234,000 of the Company's commission revenue. Revenues from the customers accounted for 24% and 19% of the Company's total commission revenue.

SUBSEQUENT EVENTS

Effective July 1, 2005 the Company was retained to manage a short term bond fund "Leader Short-Term Bond Fund". The Company will receive a 1.10% management fee as well as a portion of the front end load and trailer. This will be the first time the Company has managed a mutual fund.

The company will take over its own management prior to December 31, 2005. See related party footnote.

As of August 25, 2005 the Company was undergoing a SEC audit.

NET CAPITAL
The Company is subject to the Uniform Net Capital Rule (the "Rule") adopted by the SEC, which requires the maintenance of minimum net capital to be greater than 1/15th of aggregate indebtedness or $5,000 under Rule 15c3-1(a)(2). At June 30, 2005, the Company has net capital and required net capital of $103,423 and $5,000, respectively, and a ratio of aggregate indebtedness to net capital of .08 to 1. Net capital and required net capital may fluctuate on a daily basis.

SUPPLEMENTARY INFORMATION

LEADER CAPITAL CORPORATION

COMPUTATION OF NET CAPITAL UNDER RULE 15 C3-1

June 30, 2005

NET CAPITAL	
Total stockholder equity	$ 283,754
Less non-allowable assets:	
Prepaid expenses	4,981
Occupancy fee overpayment	3,087
Deferred income taxes	85,166
Due from related entity	86,994
Total non-allowable assets	180,228
Tentative net capital	103,526
Less haircuts on securities:	(103)
Net Capital	$ 103,423
AGGREGATE INDEBTEDNESS:	
Total liabilities from balance sheet	$ 8,318
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:	
Minimum net capital required	$ 5,000
Excess net capital	$ 98,423
Excess of capital at 1000%	$ 102,591
Ratio of aggregate indebtedness to net capital	.08 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION:	
Net capital, as reported in Company's Part IIA (unaudited) Focus Report	$ 86,942
Additions to retained earnings for audit adjustments, primarily related to:	
Accrual adjustments	97,711
Change in non-allowable assets	(81,230)
Net capital per above	$ 103,423

See auditors' report

LEADER CAPITAL CORPORATION

EXEMPTION FROM RESERVE REQUIREMENTS UNDER RULE 15 C3-1

June 30, 2005

EXEMPTIVE PROVISIONS:

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1)(ii) in the Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors
Leader Capital Corporation
Portland, Oregon

In planning and performing our audit of the consolidated financial statements of Leader Capital Corporation (the Company), for the year ended June 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission (SEC), National Association of Securities Dealers (NASD), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Williamson & Associates, LLP

August 25, 2005